EXHIBIT 99.1

Talend Reports Third Quarter 2018 Financial Results

-Record total quarterly revenue of $52.1 million, an increase of 36%* year-over-year
-Quarterly subscription revenue of $44.6 million, an increase of 36%* year-over-year

REDWOOD CITY, Calif., Nov. 07, 2018 (GLOBE NEWSWIRE) --  Talend (NASDAQ: TLND), a global leader in cloud and big data integration solutions, today released financial results for the third quarter ended September 30, 2018.

“We delivered record revenue of $52.1 million for the third quarter of 2018, up 36% year-over-year,” said Mike Tuchen, Talend CEO.  “Our cloud business momentum continued during the quarter with cloud subscription growing over 100% year-over-year for the ninth consecutive quarter. We crossed an important milestone in the quarter with our total customer count exceeding 2,000. In addition, we strengthened our product offerings with our Talend Fall 2018 release, which further extends our competitive differentiation and market leadership. We are also excited to announce the acquisition of Stitch which accelerates our cloud momentum and provides a frictionless self-service offering to meet the needs of today’s cloud data warehouse buyers.”

Third Quarter 2018 Financial Highlights
(in thousands, except per share data)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2017 **	2018		2017 **	2018

Revenue:
Total Revenue	$38,398	$52,065		$107,076	$148,633
Year-over-Year % Change	40%	36%	*	42%	39%	*

Subscription Revenue	$32,915	$44,631		$90,734	$126,444
Year-over-Year % Change	44%	36%	*	43%	39%	*
Year-over-Year % Change - on a constant currency basis	41%	36%		45%	35%

IFRS operating margin	-12%	-18%		-17%	-19%
Non-IFRS operating margin (1)	-6%	-6%		-11%	-8%

Net loss:
IFRS	$(5,352)	$(9,249)		$(20,524)	$(28,103)
Non-IFRS (2)	$(3,099)	$(2,806)		$(14,535)	$(11,347)

Net loss per share:
Net loss per share - basic and diluted	$(0.18)	$(0.31)		$(0.71)	$(0.94)
Non-IFRS net loss per share	$(0.11)	$(0.09)		$(0.50)	$(0.38)

Shares outstanding used in computing per share amounts - basic and diluted	29,035	29,964		28,870	29,750
_________________
(1) Non-IFRS operating margin is calculated as non-IFRS loss from operations divided by total revenue.

(2) Non-IFRS financial measures exclude stock-based compensation, amortization of acquired intangibles and costs related to our follow-on offerings.

* The growth rate includes the benefit from the adoption of IFRS 15 which was adopted by the company on January 1, 2018.
** We have initially applied IFRS 15 at January 1, 2018. Under the transition method chosen for IFRS 15, the comparative information is not restated.

* The growth rate includes the benefit from the adoption of IFRS 15, which was adopted by the company on January 1, 2018. A reconciliation of the revenue growth with and without the impact of IFRS 15 is provided below under the heading New Revenue Recognition Standard Under IFRS 15.

** We have initially applied IFRS 15 at January 1, 2018. Under the transition method chosen for IFRS 15, the comparative information is not restated.

A reconciliation of IFRS to non-IFRS financial measures is provided in the financial tables below. An explanation of these measures is also included below, under the heading Non-IFRS Financial Measures.

Recent Business Highlights

  Launched Talend Fall 2018 which delivers insight-ready data at scale with new features including Data Catalog and Cloud API Services
  Hosted successful Talend Connect user conferences in London and Paris
  Added new Asia Pacific Cloud Data Infrastructure to meet increasing regional demand for Talend Cloud
  Appointed Adam Meister as Chief Financial Officer
  Announced a definitive agreement to acquire Stitch, which brings a self-service cloud data integration offering and a frictionless sales channel

Financial Outlook

Talend’s outlook assumes similar business conditions and foreign exchange rates as of October 31, 2018 and includes the anticipated contribution of Stitch.

Our guidance is based on the new IFRS 15 revenue recognition standard, which was adopted by Talend on January 1, 2018. See the section titled “New Revenue Recognition Standard Under IFRS 15” below.

Fourth quarter of 2018:

  Total revenue is expected to be in the range of $56.6 million to $57.4 million.
  Loss from operations is expected to be in the range of $(12.3) million to $(11.3) million and non-IFRS loss from operations is expected to be in the range of $(4.4) million to $(3.4) million.
  Net loss is expected to be in the range of $(12.7) million to $(11.7) million and non-IFRS net loss is expected to be in the range of $(4.7) million to $(3.7) million.
  Net loss per basic and diluted share is expected to be in the range of $(0.42) to $(0.39) and non-IFRS net loss per share is expected to be in the range of $(0.16) to $(0.12).
  Basic and diluted weighted average share count of 30.2 million shares.

Full year 2018:

  Total revenue is expected to be in the range of $205.2 million to $206.0 million.
  Loss from operations is expected to be in the range of $(40.7) million to $(39.7) million and non-IFRS loss from operations is expected to be in the range of $(16.3) million to $(15.3) million.
  Net loss is expected to be in the range of $(40.8) million to $(39.8) million and non-IFRS net loss is expected to be in the range of $(16.3) million to $(15.3) million.
  Net loss per basic and diluted share is expected to be in the range of $(1.36) to $(1.33) and non-IFRS net loss per share is expected to be in the range of $(0.55) to $(0.51).
  Basic and diluted weighted average share count of 29.9 million shares.

These statements are forward-looking and actual results may differ materially. Refer to the section under the heading Forward-Looking Statements below for information on the factors that could cause our actual results to differ materially. An explanation of non-IFRS measures is also included below under the heading Non-IFRS Financial Measures.

Conference Call Information
Talend will host a conference call and live webcast for analysts and investors at 4:30 p.m. Eastern time on November 7, 2018. Parties in the United States and Canada can access the call by dialing (877) 260-1479, using conference code 7777941. International parties can access the call by dialing (334) 323-0522, using conference code 7777941.

The webcast will be accessible on Talend’s investor relations website at http://investor.talend.com for one year. A telephonic replay of the conference call will be available through November 12, 2018.  To access the replay, parties in the United States and Canada should call (888) 203-1112 and enter conference code 7777941.  International parties should call (719) 457-0820 and enter conference code 7777941.

Non-IFRS Financial Measures
In addition to disclosing financial measures prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standard Board (‘‘IASB’’), this press release and the accompanying tables contain certain non-IFRS financial measures.

Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Talend considers these non-IFRS financial measures to be important because they provide useful indicators of its performance and liquidity measures. These are key measures used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short and long-term operational plans. In addition, investors often use similar measures to evaluate the performance of a company. Non-IFRS financial measures are presented for supplemental informational purposes only for understanding the company’s operating performance. The non-IFRS financial measures should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS financial measures presented by other companies. Please see the reconciliation of non-IFRS financial measures to the most directly comparable IFRS measure included in this release below.

Non-IFRS gross profit is calculated by adjusting gross profit to eliminate the impact of stock-based compensation expense and amortization of acquired intangibles.

Non-IFRS gross margin, expressed as a percentage, is calculated as non-IFRS gross profit divided by total revenue.

Non-IFRS loss from operations is calculated by adjusting loss from operations to eliminate the impact of stock-based compensation expense, amortization of acquired intangibles expense, acquisition related expense and costs related to follow-on offering and shelf registration statement.

Non-IFRS operating margin, expressed as a percentage, is calculated as non-IFRS loss from operations divided by total revenue.

Non-IFRS net loss is calculated by adjusting net loss to eliminate the impact of stock-based compensation expense, amortization of acquired intangibles expense, acquisition related expense and costs related to follow-on offering and shelf registration statement.

Non-IFRS cost of revenue is calculated by adjusting cost of revenue to eliminate the impact of stock-based compensation expense and amortization of acquired intangibles.

Non-IFRS operating expenses is calculated by adjusting operating expenses to eliminate the impact of stock-based compensation expense, amortization of acquired intangibles expense, acquisition related expense and costs related to follow-on offering and shelf registration statement.

Non-IFRS sales and marketing expense is calculated by adjusting sales and marketing expense to eliminate the impact of stock-based compensation expense and amortization of acquired intangibles.

Non-IFRS research and development expense is calculated by adjusting research and development expense to eliminate the impact of stock-based compensation expense and amortization of acquired intangibles.

Non-IFRS general and administrative expense is calculated by adjusting general and administrative expense to eliminate the impact of stock-based compensation expense, amortization of acquired intangibles expense, acquisition related expense and costs related to follow-on offering and shelf registration statement.

Free cash flow is defined as net cash from (used in) operating activities less cash used in investing activities for acquisition of property and equipment and intangible assets.

Subscription revenue growth on a constant currency basis represents subscription revenue adjusted to exclude foreign currency impacts. Subscription revenue on a constant currency basis is calculated by applying the average monthly currency rates for each month in the comparative period to the corresponding month in the current period. We believe the disclosure of subscription revenue in constant currency provides useful supplementary information to investors considering potential significant fluctuations in currency rates.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements in this press release include, but are not limited to, our anticipated operating results for the 2018 fourth quarter and fiscal year, our expectations regarding the evolution of our marketplace and the goals for our Talend Data Fabric, our ability to capture an increasing share of the big data and cloud integration market, our expectations regarding the impact of our collaborations with partners on our market, and our belief that we are well-positioned to capitalize on the growing trends of Hadoop, Spark, MapR Streams and cloud adoption. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to inherent risks, uncertainties and changes in circumstance that are difficult or impossible to predict. Consequently, you should not rely on these forward-looking statements. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of such uncertainties, risks, and changes in circumstances, including without limitation risks and uncertainties related to our ability to continue to deliver and improve our products and successfully develop new products; customer acceptance and purchase of our existing products and new products, including conversion of bookings to sales; our ability to retain existing customers and generate new customers; the market for data integration solutions, particularly our big data and cloud integration solutions, not continuing to develop; competition from other products and services; and general market, political, economic and business conditions, including the fluctuation of foreign currency exchange rates.

The forward-looking statements contained in this press release are also subject to other risks and uncertainties, and the foregoing list of factors is not exclusive. Additional risks and uncertainties that could affect our financial and operating results are included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and elsewhere in our most recent filings with the Securities and Exchange Commission, including our most recent reports on Form 6-K and our Form 20-F filed with the SEC on March 5, 2018. Our SEC filings are available on the Investors section of Talend’s website at http://investor.talend.com and the SEC’s website at www.sec.gov. The forward-looking statements in this press release are based on information available to us as of the date hereof, and we disclaim any obligation to update any forward-looking statements provided to reflect any change in our expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law.

About Talend

Talend (Nasdaq: TLND), a leader in cloud integration solutions, liberates data from legacy infrastructure and puts more of the right data to work for your business, faster. Talend Cloud delivers a single platform for data integration across public, private, and hybrid cloud, as well as on-premises environments, and enables greater collaboration between IT and business teams. Combined with an open, native, and extensible architecture for rapidly embracing market innovations, Talend allows you to cost-effectively meet the demands of ever-increasing data volumes, users, and use cases.

Over 2,000 global enterprise customers have chosen Talend to put their data to work including GE, HP Inc., and Domino’s. Talend has been recognized as a leader in its field by leading analyst firms and industry publications including Forbes, InfoWorld, and SD Times. For more information, please visit www.talend.com and follow us on Twitter: @Talend.

Investor Contact:
Lisa Laukkanen or Lauren Sloane
The Blueshirt Group for Talend
ir@talend.com
415-217-2632

Media Contact:
Chris Taylor
Vice President, Corporate Communications
Ctaylor@Talend.com
650-268-5024

TALEND S.A.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER DATA
(in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017 *	2018	2017 *	2018

Revenue
Subscriptions	$32,915	$44,631	$90,734	$126,444
Professional services	5,483	7,434	16,342	22,189
Total revenue	38,398	52,065	107,076	148,633
Cost of revenue
Subscriptions	3,979	5,756	11,609	16,683
Professional services	4,293	7,237	12,795	19,432
Total cost of revenue	8,272	12,993	24,404	36,115
Gross profit	30,126	39,072	82,672	112,518
Operating expenses
Sales and marketing	20,778	28,365	61,332	82,339
Research and development	6,534	9,930	18,637	29,801
General and administrative	7,295	10,179	20,735	28,791
Total operating expenses	34,607	48,474	100,704	140,931
Loss from operations	(4,481)	(9,402)	(18,032)	(28,413)
Finance income (expense)	(831)	132	(2,400)	341
Loss before income tax expense	(5,312)	(9,270)	(20,432)	(28,072)
Income tax expense	(40)	21	(92)	(31)
Net loss for the period	$(5,352)	$(9,249)	$(20,524)	$(28,103)

Shares outstanding used in computing per share amounts - basic and diluted	29,035	29,964	28,870	29,750

Net loss per share - basic and diluted	$(0.18)	$(0.31)	$(0.71)	$(0.94)

UNAUDITED STOCK-BASED COMPENSATION AND AMORTIZATION OF ACQUIRED INTANGIBLES EXPENSE
Total stock-based compensation and amortization of acquired intangibles expense included in the Unaudited Consolidated Statements of Operations is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017 *	2018	2017 *	2018

Cost of revenue - subscriptions	$133	$433	$226	$925
Cost of revenue - professional services	80	327	133	614
Sales and marketing	668	1,968	1,694	4,672
Research and development	335	1,855	874	5,198
General and administrative	780	1,377	2,095	4,277
Total stock-based compensation and amortization of acquired intangibles expense	$1,996	$5,960	$5,022	$15,686

* We have initially applied IFRS 15 at January 1, 2018. Under the transition method chosen for IFRS 15, the comparative information is not restated.

TALEND S.A.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands)

	December 31, 2017 *	September 30, 2018

Assets
Current assets:
Cash and cash equivalents	$87,024	$89,736
Trade receivables, net	57,129	47,035
Contract acquisition costs	—	8,484
Other current assets	8,311	8,938
Total current assets	152,464	154,193
Non-current assets:
Contract acquisition costs	—	17,825
Property and equipment, net	3,473	4,817
Goodwill	6,196	5,993
Intangible assets, net	7,528	5,861
Other non-current assets	3,137	3,950
Total non-current assets	20,334	38,446
Total assets	$172,798	$192,639
Liabilities
Current liabilities:
Trade and other payables	$30,562	$31,795
Provisions	1,145	483
Contract liabilities - deferred revenue	118,601	102,846
Borrowings	1,188	176
Total current liabilities	151,496	135,300
Non-current liabilities:
Provisions	787	987
Contract liabilities - deferred revenue	21,618	25,287
Borrowings	7	772
Total non-current liabilities	22,412	27,046
Total liabilities	173,908	162,346
Equity
Share capital	3,059	3,120
Share premium	201,536	209,656
Foreign currency translation reserve	672	582
Share-based payments reserve	13,854	28,075
Other reserves	49	131
Accumulated losses	(220,280)	(211,271)
Total shareholders’ equity (deficit)	(1,110)	30,293
Total liabilities and shareholders' equity (deficit)	$172,798	$192,639

* We have initially applied IFRS 15 at January 1, 2018. Under the transition method chosen for IFRS 15, the comparative information is not restated.

TALEND S.A.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Nine Months Ended September 30,
	2017 *	2018

Cash flows (used in) from operating activities:
Net loss for the period	$(20,524)	$(28,103)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	1,133	1,424
Amortization of intangible assets	237	1,475
Unrealized (gain) loss foreign exchange	2,212	160
Stock-based compensation	4,783	14,221
Income tax for the period	75	15
Changes in operating assets and liabilities:
Trade receivables	4,208	9,092
Other assets	(1,378)	(3,257)
Trade and other payables	(42)	1,856
Provisions	(106)	(356)
Contract liabilities - deferred revenue *	8,541	2,869
Net cash from operating activities	(861)	(604)
Cash flows (used in) from investing activities:
Acquisition of property and equipment	(1,674)	(2,906)
Net cash used in investing activities	(1,674)	(2,906)
Cash flows (used in) from financing activities:
Proceeds from issuance of ordinary shares	3,708	6,458
Proceeds from issuance of ordinary shares related to employee stock purchase plan	—	1,805
Repayment of borrowings	(140)	(189)
Net cash from financing activities	3,568	8,074
Net increase in cash and cash equivalents	1,033	4,564
Cash and cash equivalents at beginning of the period	91,023	87,024
Effect of exchange rate changes on cash and cash equivalents	2,543	(1,852)
Cash and cash equivalents at end of period	$94,599	$89,736

* The change in deferred revenue presented on the cash flow statement was impacted by IFRS 15 and the foreign exchange impact from several of our foreign entities.

New Revenue Recognition Standard Under IFRS 15
Effective as of January 1, 2018, we adopted IFRS 15, Revenue from Contracts with Customers, which was issued by the IASB in May 2014. The financial information presented in this press release is prepared in accordance with IFRS 15. We adopted the standard on a modified retrospective basis and under this transition method, the comparative information is not restated. The impact of adoption on our consolidated statement of operations are provided in the table below which allows for easier comparison to prior period results, reported under old revenue standards.

	For the three months ended September 30, 2018			For the nine months ended September 30, 2018
		Balance Without			Balance Without
		Adoption of	Effect of Change		Adoption of	Effect of Change
	As Reported	IFRS 15	Higher/(Lower)	As Reported	IFRS 15	Higher/(Lower)

Revenue
Subscriptions	$44,631	$44,268	$363	$126,444	$123,595	$2,849
Year-over-Year % Change	36%	34%		39%	36%

IFRS operating margin	-18%	-20%	2%	-19%	-23%	3%
Non-IFRS operating margin	-6%	-8%	2%	-8%	-11%	3%

Net loss:
IFRS	(9,249)	(10,420)	1,171	(28,103)	(32,511)	4,408
Non-IFRS	(2,806)	(3,977)	1,171	(11,347)	(16,055)	4,709

Net loss per share:
Net loss per share - basic and diluted	$(0.31)	$(0.35)	$0.04	$(0.94)	$(1.09)	$0.15
Non-IFRS net loss per share	$(0.09)	$(0.13)	$0.04	$(0.38)	$(0.54)	$0.16

Shares outstanding used in computing per share amounts - basic and diluted	29,964	29,964		29,750	29,750

TALEND S.A.
IFRS to Non-IFRS Reconciliations
(In thousands)
(unaudited)

The following tables detail the reconciliation of IFRS financial measures to non-IFRS financial measures included in this release:

Loss from operations:	Three Months Ended September 30,		Nine Months Ended September 30,
	2017 *	2018	2017 *	2018

Loss from operations	$(4,481)	$(9,402)	$(18,032)	$(28,413)
Stock-based compensation expense	1,911	5,505	4,783	14,221
Amortization of acquired intangibles	86	456	240	1,465
Costs related to follow-on offering and shelf-registration statement	256	482	966	770
Non-IFRS loss from operations	$(2,228)	$(2,959)	$(12,043)	$(11,656)

Non-IFRS operating margin	-6%	-6%	-11%	-8%

Net loss:	Three Months Ended September 30,		Nine Months Ended September 30,
	2017 *	2018	2017 *	2018

Net loss	$(5,352)	$(9,249)	$(20,524)	$(28,103)
Stock-based compensation expense	1,911	5,505	4,783	14,221
Amortization of acquired intangibles	86	456	240	1,465
Costs related to follow-on offering and shelf-registration statement	256	482	966	770
Non-IFRS net loss	$(3,099)	$(2,806)	$(14,535)	$(11,347)

Share count:
Weighted-average shares outstanding - basic and diluted	29,035	29,964	28,870	29,750

Net loss per share:
Net loss per share - basic and diluted	$(0.18)	$(0.31)	$(0.71)	$(0.94)
Non-IFRS net loss per share	$(0.11)	$(0.09)	$(0.50)	$(0.38)

Gross profit:	Three Months Ended September 30,		Nine Months Ended September 30,
	2017 *	2018	2017 *	2018

Gross profit	$30,126	$39,072	$82,672	$112,518
Stock-based compensation expense	214	760	359	1,539
Amortization of acquired intangibles	-	-	-	-
Non-IFRS gross profit	$30,340	$39,832	$83,031	$114,057

IFRS gross margin	78%	75%	77%	76%
Non-IFRS gross margin	79%	77%	78%	77%

Cost of revenue:	Three Months Ended September 30,		Nine Months Ended September 30,
	2017 *	2018	2017 *	2018

Cost of revenue	$(8,272)	$(12,993)	$(24,404)	$(36,115)
Stock-based compensation expense	214	760	359	1,539
Amortization of acquired intangibles	-	-	-	-
Non-IFRS cost of revenue	$(8,058)	$(12,233)	$(24,045)	$(34,576)

Operating expenses:	Three Months Ended September 30,		Nine Months Ended September 30,
	2017 *	2018	2017 *	2018

Operating expenses	$(34,607)	$(48,474)	$(100,704)	$(140,931)
Stock-based compensation expense	1,697	4,745	4,424	12,682
Amortization of acquired intangibles	86	456	240	1,465
Costs related to follow-on offering and shelf-registration statement	256	482	966	770
Non-IFRS operating expenses	$(32,568)	$(42,791)	$(95,074)	$(125,714)

Sales and marketing expense:	Three Months Ended September 30,		Nine Months Ended September 30,
	2017 *	2018	2017 *	2018

Sales and marketing expense	$(20,778)	$(28,365)	$(61,332)	$(82,339)
Stock-based compensation expense	668	1,968	1,694	4,672
Amortization of acquired intangibles	-	-	-	-
Non-IFRS sales and marketing expense	$(20,110)	$(26,397)	$(59,638)	$(77,667)

Research and development expense:	Three Months Ended September 30,		Nine Months Ended September 30,
	2017 *	2018	2017 *	2018

Research and development expense	$(6,534)	$(9,930)	$(18,637)	$(29,801)
Stock-based compensation expense	298	1,500	772	4,042
Amortization of acquired intangibles	37	355	102	1,156
Non-IFRS research and development expense	$(6,199)	$(8,075)	$(17,763)	$(24,603)

General and administrative expense:	Three Months Ended September 30,		Nine Months Ended September 30,
	2017 *	2018	2017 *	2018

General and administrative expense	$(7,295)	$(10,179)	$(20,735)	$(28,791)
Stock-based compensation expense	731	1,277	1,958	3,968
Amortization of acquired intangibles	49	101	138	309
Costs related to follow-on offering and shelf-registration statement	256	482	966	770
Non-IFRS general and administrative expense	$(6,259)	$(8,319)	$(17,673)	$(23,444)

TALEND S.A.
Free Cash Flow
(In thousands)
(unaudited)

The following table details our free cash flow for the three and nine months ended September 30, 2017 and 2018, and a reconciliation to the most directly comparable IFRS measure:

Free cash flow:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2017 *	2018	2017 *	2018

Net cash used in operating activities	(2,721)	(5,093)	(861)	(604)
Less: Acquisition of property and equipment	676	1,558	1,674	2,906
Free cash flow	$(3,397)	$(6,651)	$(2,535)	$(3,510)

 *  We have initially applied IFRS 15 at January 1, 2018. Under the transition method chosen for IFRS 15, the comparative information is not restated.

TALEND S.A.
Constant Currency Reconciliation
(In thousands)
(unaudited)

The following table details our constant currency reconciliation for the three months ended September 30, 2018 to the most directly comparable IFRS measure:

	Three Months Ended September 30,		Year-over-Year Change
	2017 *	2018

Subscription revenue as reported	32,915	44,631	36%
Conversion impact U.S. Dollar/other currencies	-	291
Subscription revenue on a constant currency basis	$32,915	$44,922	36%

TALEND S.A.
IFRS to Non-IFRS Reconciliations for EPS Guidance
(In millions)
(unaudited)

The following tables detail the reconciliation of IFRS financial measures to non-IFRS financial measures included in this release:

Guidance for the fourth quarter and full year 2018:

	Three Months Ended December 31, 2018		Year Ended December 31, 2018
	Low	High	Low	High

Loss from operations	$(12.3)	$(11.3)	$(40.7)	$(39.7)
Stock-based compensation expense	6.6	6.6	20.8	20.8
Amortization of acquired intangibles	0.5	0.5	2.0	2.0
Non-recurring transaction related expenses	0.8	0.8	1.6	1.6
Non-IFRS loss from operations	$(4.4)	$(3.4)	$(16.3)	$(15.3)

	Three Months Ended December 31, 2018		Year Ended December 31, 2018
	Low	High	Low	High

Net loss	$(12.7)	$(11.7)	$(40.8)	$(39.8)
Stock-based compensation expense	6.6	6.6	20.8	20.8
Amortization of acquired intangibles	0.5	0.5	2.0	2.0
Non-recurring transaction related expenses	0.8	0.8	1.6	1.6
Non-IFRS net loss	$(4.7)	$(3.7)	$(16.3)	$(15.3)

Shares outstanding used in computing IFRS and Non-IFRS per share amounts	30.2	30.2	29.9	29.9

Net loss per share:
Net loss per share - basic and diluted	$(0.42)	$(0.39)	$(1.36)	$(1.33)
Non-IFRS net loss per share	$(0.16)	$(0.12)	$(0.55)	$(0.51)

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.